

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 5, 2011

<u>Via E-mail</u>
Dean A. McCoy
Senior Vice President and Chief Accounting Officer
National Beverage Corp.
8100 SW Tenth Street
Suite 4000
Fort Lauderdale, FL 33324

> **Re:     National Beverage Corp.**
> **Response letter submitted March 15, 2011, relating to**
> **Form 10-K for the fiscal year ended May 1, 2010**
> **Filed July 15, 2010**
> **File No. 001-14170**

Dear Mr. McCoy:

We have reviewed your filing and have the following comment.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

> We note your response to comment three in our letter dated February 17, 2011, and we partially re-issue that comment.  If the compensation of your CEO and CFO is based solely on the 1% fee and not on the compensation program, please revise the Compensation Discussion and Analysis to so state.  Please provide us with draft disclosure.

You may contact Steve Lo at (202) 551-3394 or John Archfield at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters.  Please contact Damon Colbert at (202) 551-3581 or James Lopez at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director